UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 9, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Eastern Airlines Corporation Limited

File No. 001-14550 - CF#33969

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China Eastern Airlines Corporation Limited submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on July 7, 2006.

Based on representations by China Eastern Airlines Corporation Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.12	through June 17, 2026
Exhibit 4.13	through June 17, 2026
Exhibit 4.14	through June 17, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary